

July 8, 2015

<u>Via E-mail</u>
Ronald L. Barden
Chief Financial Officer
Intersections Inc.
3901 Stonecroft Boulevard
Chantilly, Virginia 20151

> **Re:** **Intersections Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 17, 2014**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 27, 2015**
> **File No. 000-50580**

Dear Mr. Barden:

We have reviewed your March 20, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 20, 2015 letter.

Form 10-K for the fiscal year ended December 31, 2014

Notes to Consolidated Financial Statements

13. Income Taxes, page F-24

1.	We note that you have not recorded a valuation allowance on the majority of your deferred tax assets and you took into consideration your cumulative income generated over the three-year period ended December 31, 2014. We also note that such cumulative information was more heavily weighted than your current year consolidated loss and future projections. Please explain in greater detail the positive and negative evidence that you considered when assessing the likelihood of realizing the deferred tax assets and indicate how the positive and negative evidence was weighted. Tell us why you believe the historical information should be used when there has been a significant shift in circumstances based on your current year results of operations. Tell us if your future projections expect losses in the early future years or what evidence indicates that the loss is not a continuing condition. Explain why the deferred tax asset for your intangible assets has increased. We refer you to ASC 740-10-30-16 through 30-25.

You may contact Amanda Kim, Staff Accountant at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief